SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the second three-month period ended June 30, 2021 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the second three-month period ended June 30, 2021 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2021 and 2020

(Unit : in billions of Korean Won)	2021 Apr.-Jun.	2020 Apr.-Jun.	Change	2021 Jan.-Jun.	2020 Jan.-Jun.	Change
Operating revenues	13,519	13,073	3.4%	28,594	28,166	1.5%
Operating income (loss)	-765	390	n/m	-193	820	n/m
Income (Loss) before income tax	-996	218	n/m	-661	363	n/m
Net income (loss)	-674	203	n/m	-555	256	n/m
Net income (loss) attributable to owners of the company	-696	166	n/m	-610	189	n/m

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2021 and 2020

(Unit : in billions of Korean Won)	2021 Apr.-Jun.	2020 Apr.-Jun.	Change	2021 Jan.-Jun.	2020 Jan.-Jun.	Change
Operating revenues	13,433	12,950	3.7%	28,260	27,855	1.5%
Operating income (loss)	-1,033	512	n/m	-2,005	-36	n/m
Income (Loss) before income tax	-1,120	360	n/m	-1,785	62	n/m
Net income (loss)	-806	265	n/m	-1,206	38	n/m

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, Joo-soo
Name:	Park, Joo-soo
Title:	Corporate Vice President

Date: August 13, 2021